UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 8

Addus HomeCare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006739106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS ECP General III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS ECP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS ECP Helios Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Eos Hyperion GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Eos Partners SBIC III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Eos SBIC General III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Eos Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Eos General, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,638
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS Mark L. First
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,222
	6	SHARED VOTING POWER 1,041,638
	7	SOLE DISPOSITIVE POWER 20,222
	8	SHARED DISPOSITIVE POWER 1,041,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Addus HomeCare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6801 Gaylord Parkway, Suite 110, Frisco, Texas 75034

Item 2(a).	Name of Person(s) Filing:

ECP General III, L.P.

ECP III, LLC

ECP Helios Partners III, L.P.

Eos Hyperion GP, LLC

Eos Partners SBIC III, L.P.

Eos SBIC General III, L.L.C.

Eos Partners, L.P.

Eos General, L.L.C.

Mark L. First

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o ECP Helios Partners III, L.P.

437 Madison Avenue, 14th Floor

New York, NY 10022

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

006739106

Item 3.	Not applicable.

Item 4.	Ownership:

(a)

Amount beneficially owned: The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 15,559,260 shares of Common Stock outstanding, as reported by the Issuer’s Form 10-Q dated November 8, 2019. Amounts shown as beneficially owned by the Reporting Persons include 381,593 shares of Common Stock held by ECP Helios Partners III, L.P. (“Helios III”), 339,854 shares held by ECP General III, L.P. (“General III”) and 320,191 shares held by Eos Partners SBIC III, L.P. (“SBIC III”). ECP III, LLC is the

general partner of General III. Eos Hyperion GP, LLC is the general partner of Helios III. Eos General, L.L.C. is the general partner of Eos Partners, L.P., which is the managing member of Eos SBIC General III, L.L.C., the general partner of SBIC III. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein. Mark L. First is a director of the Issuer and a managing director of Eos Management, L.P. and its affiliates (“Eos”), which affiliates include Helios III, General III and SBIC III. As a result, Mr. First may be deemed to share beneficial ownership of the shares of Common Stock owned by Eos. Mr. First disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. First is the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of his pecuniary interest therein. This amendment is being filed to report that Mr. First has received additional Common Stock in connection with his service on the board of directors of the Issuer. The additional stock owned by Mr. First has been previously reported in a filing on Form 4. Mr. First owns 20,222 shares of Common Stock directly. Additionally, this amendment reflects the sale of the following aggregate amount of shares of Common Stock in multiple open market transactions: (i) 413,963 shares of Common Stock sold by Helios III; (ii) 368,684 shares of Common Stock sold by General III; and (iii) 347,353 shares of Common Stock sold by SBIC III. These sales were previously reported in filings on Form 4.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

ECP GENERAL III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

ECP III, LLC

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

ECP HELIOS PARTNERS III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS HYPERION GP, LLC

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS PARTNERS SBIC III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS SBIC GENERAL III, L.L.C.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS PARTNERS, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS GENERAL, L.L.C.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

MARK L. FIRST

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

*

Duly authorized under Power of Attorney, dated February 9, 2018, which is incorporated herein by reference to Exhibit 24 to the Sixth Amendment to the Schedule 13G filed by Eos Capital Partners III, L.P. on February 14, 2018, accession number: 0001193125-18-045232.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G/A, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Dated: February 11, 2020

ECP GENERAL III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

ECP III, LLC

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

ECP HELIOS PARTNERS III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS HYPERION GP, LLC

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS PARTNERS SBIC III, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS SBIC GENERAL III, L.L.C.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS PARTNERS, L.P.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

EOS GENERAL, L.L.C.

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

MARK L. FIRST

By:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-Fact*

*

Duly authorized under Power of Attorney, dated February 9, 2018, which is incorporated herein by reference to Exhibit 24 to the Sixth Amendment to the Schedule 13G filed by Eos Capital Partners III, L.P. on February 14, 2018, accession number: 0001193125-18-045232.